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                                                                      EXHIBIT 53


                       TO ALL SAFETY-KLEEN SHAREHOLDERS:

                       THE SK PARENT CORP. DEAL IS REAL

Concerns about the financing for SK Parent's $27 per share all-cash merger offer have been addressed:

 .    After considering Philip's release of its year-end results, Philip's lender has reaffirmed its commitment to advance funds to finance Philip's $200 million equity contribution to SK Parent.

 .    Apollo and Blackstone's equity commitments are also in place.

 .    SK Parent's $1.5 billion borrowing to finance the remaining portion of its offer is fully underwritten and fully syndicated.

                  SK Parent Corp.'s $27 All-Cash Offer Beats
                           The Uncertain Alternative

 .    SK Parent Corp.'s $27 per share all-cash offer represents a 52 percent premium to the closing share price the day before your Board initiated its process to maximize the value of your Safety-Kleen shares.

 .    Safety-Kleen's Board of Directors is convinced that Laidlaw Environmental can not achieve the synergies necessary to make the transaction non-dilutive to Laidlaw Environmental's earnings per share without significantly reducing Safety-Kleen's service quality, revenue and profit.

                       VOTE NOW FOR THE SK PARENT CORP.
                              $27 ALL-CASH OFFER

To receive $27 cash for your Safety-Kleen shares promptly after the vote is certified, we need the votes of two-thirds of Safety-Kleen shareholders FOR the merger offer.

                         [Safety-Kleen Logo Goes Here]

If you have any questions or need additional information, please contact our proxy solicitor:

                              [CHASE MELLON LOGO]
                            Toll Free (888)224-2734
                      Fax (212)273-8183 or (212)274-8184